Exhibit 99.1

AGM Group Holdings Inc. Appoints Chenjun Li as Co-Chief Executive Officer

BEIJING, China, July 16, 2021 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), a software company providing fintech software, and trading education software and website service, today announced that Mr. Chenjun Li has been appointed Co-Chief Executive Officer, effective July 12, 2021.

Mr. Li has more than 10 years of experience in credit card and credit card related systems, and 8 years of experience in blockchain-oriented ASIC and other blockchain application technologies. Most recently, Mr. Li was the Chief Technology Officer at Shenzhen HighSharp Electronics Ltd., leading the R&D of SMIC and TSMC high-performance ASIC, and the entire solutions of ASIC development. Previously, he worked at Shanghai Huateng Software System Co., Ltd. and Tonglian Payment Network Service Co., and earned his bachelor’s degree in computer science and technology from Tongji University.

Mr. Li has extensive experience in FinTech and high-performance ASIC fields. He will focus on leading the Company to develop new business lines including the development and sales of blockchain-oriented ASIC, sales of next-generation data center equipment, and providing services for its supply chain services. The Company believes that with Mr. Li’s leadership, it will gradually implement its growth strategy in getting into the chip industry and by launching its branded ASIC solution to become a key player in the market.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is a software company, currently providing fintech software and trading education software and website service. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386